

**Release Date: 2006/04/12 04:50:00 PM**

## Kumba Resources Limited - Results Of Annual General Meeting

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Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
("Kumba")

SUPPL

RESULTS OF ANNUAL GENERAL MEETING
Kumba is pleased to announce that all the ordinary and special resolutions set out in the notice of the annual general meeting dated 17 March 2006 were passed by the requisite majorities at the Annual General Meeting held today.
The special resolutions passed at the meeting will be lodged with the Registrar of Companies for registration.
Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Limited is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals.
Sponsor
J.P.Morgan Equities Limited
Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
Date: 12/04/2006 04:50:11 PM Produced by the JSE SENS Department


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